Mail Stop 3561

March 18, 2008

Jodi Stevens, President
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 810
Denver, CO 80202

> **Re:** **Forever Valuable Collectibles, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 29, 2008**
> **File No. 333-148935**

Dear Ms. Stevens:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your revisions in response to prior comment one of our letter dated February 21, 2008; however, your registration statement continues to make reference to "Form SB-2" instead of "Form S-1" in various places in your registration statement. Please revise.

Summary, page 3

2. We note your response to comment two in our letter dated February 21, 2008. We further note your disclosure that that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange and then they will be sold at market prices. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. You are not

eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because you are not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. As previously requested, please revise your registration statement to disclose that the shares will be sold at the fixed price for the duration of the offering. Revise your prospectus accordingly, including your cover page and plan of distribution section.

Proposed Business, page 17

3. We note your response to comment three in our letter dated February 21, 2008. Please revise this discussion to clarify what you mean by focusing on the "West."

Certain Relationships and Related Transactions, page 20

4. We note your response to comment four in our letter dated February 21, 2008. We note your revisions here concerning the inventory purchased from Fincor. Please also revise your discussion in your Business section to disclose the nature of the inventory purchased. Finally, please disclose whether the transactions and agreements with related parties contain terms comparable to terms you could have obtained from unaffiliated third parties.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.